MUNIYIELD CALIFORNIA INSURED FUND II, INC.

FILE # 811-6692

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	AMOUNT PURCHASED	ISSUE SIZE	MEMBER OF UNDERWRITING SYNDICATE FROM WHOM FUND PURCHASED
2/16/00	LA Dept of Wtr & Pwr 6.0 2/15/16	$3,000,000	$336,905,000	JP Morgan
3/20/00	Puerto Rico GO 5.75 7/1/19	$8,365,000	$530,910,993	Goldman Sachs
3/20/00	Puerto Rico GO 5.75 7/1/20	$1,135,000	$530,910,993	Goldman Sachs
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